FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Public Company with an Authorized Capital
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56

Minutes of the Board of Directors’ Meeting held on March 10, 2008

On the tenth day of the month of March of 2008 at 6:30 PM, at Company headquarters located on Avenida Brigadeiro Luiz Antonio, 3142, in the Capital City of the State of São Paulo, the members of the Board of Directors met at the request of the Chairman, with the attendance of the board members who undersign these minutes. The Chairman of the Board, Mr. Abílio dos Santos Diniz, presided the meeting and invited me, Marise Rieger Salzano, to act as Secretary. To begin the meeting, the President informed that the Board Members should discuss the issuing of 509,968 (five hundred and nine thousand, nine hundred and sixty-eight) preferred shares, within the limit of the Company’s Authorized Capital, of which: (i) 102,570 (one hundred and two thousand, five hundred and seventy) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three cents), per share, in the total amount of R$ 2,526,299.10 (two million, five hundred and twenty-six thousand, two hundred and ninety-nine Brazilian reais and ten cents) – Series A1 Silver; (ii) 42,644 (forty-two thousand, six hundred and forty-four) preferred shares at the underwriting price of R$ 0.01 (one cent), per share, in the total amount of R$ 426.44 (four hundred and twenty-six Brazilian reais and forty-four cents) – Series A1 Gold, (iii) 186,940 (one hundred eighty-six thousand, nine hundred and forty) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three cents), per share, in the total amount of R$ 5,034,294.20 (five million, thirty-four thousand, two hundred and ninety-four Brazilian reais and twenty cents) – Series A2 Silver; (iv) 177,814(one hundred and seventy-seven thousand, eight hundred and fourteen) preferred shares at the underwriting price of R$ 0.01 (one cent), per share, in the total amount of R$ 1,778.14 (one thousand, seven hundred and seventy-eight Brazilian reais and fourteen cents) – Series A2 Gold, for a capital increase in the amount of R$ 7,562,797.88 (seven million, five hundred and sixty-two thousand, seven hundred and ninety-seven Brazilian reais and eighty-eight cents) in the light of the underwriting and paying in of these shares in order to comply with the Stock Option Plan (the Plan) duly approved by the Board of Directors in the Meeting held on February 4, 1997, and by the shareholders’ resolution in the Annual and Extraordinary Shareholders’ Meeting held on April 28, 1997, and in the Extraordinary Shareholders’ Meeting held on December 20, 2006, and thus complying with the exercise of the mentioned Plan’s Series A1 Silver, and A1 Gold, as provided for in that Plan. Following examination and discussions, the motion was approved unanimously by the Board Members to increase the Equity Capital in the total amount of R$ 7,562,797.88 (seven million, five hundred and sixty-two thousand, seven hundred and ninety-seven Brazilian reais and eighty-eight cents), in compliance with the provisions in Stock Option Plan - Series A1 Silver and Gold and Series A2 Silver and Gold, by means of the issuing of 509,968 (five hundred and nine thousand, nine hundred and sixty-eight) preferred shares, of which: (i) 102,570 (one hundred and two thousand, five hundred and seventy) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three cents), totaling R$ 2,526,299.10 (two million, five hundred and twenty-six thousand, two hundred and ninety-nine Brazilian reais and ten cents) , per share, – Series A1 Silver; and (ii) 42,644 (forty-two thousand, six hundred and forty-four) preferred shares at the underwriting price of R$ 0.01 (one cent), per share, totaling R$ 426.44 (four hundred and twenty-six Brazilian reais and forty-four cents) - Series A1 Gold; (iii) ) 186,940 (one hundred eighty-six thousand, nine hundred and forty) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three cents), per share, in the total amount of R$ 5,034,294.20 (five million, and thirty-four thousand, two hundred and ninety-four Brazilian reais and twenty cents) – Series A2 Silver; (iv) 177,814(one hundred and seventy-seven thousand, eight hundred and fourteen) preferred shares at the underwriting price of R$ 0.01 (one cent), per share, in the total amount of R$ 1,778.14 (one million, seven hundred and seventy-eight Brazilian reais and fourteen cents) – Series A2 Gold.
As a result, the Company’s Equity Capital shall be raised from R$ 4,149,858,390.62 (four billion, one hundred and forty-nine million, eight hundred and fifty-eight thousand, three hundred and ninety Brazilian reais and sixty-two cents) to R$ 4,157,421,188.50 (four billion, one hundred and fifty-seven million, four hundred and twenty-one thousand, one hundred and eighty-eight Brazilian reais and fifty cents), entirely paid in and divided into 228,429,354 (two hundred and twenty-eight million, four hundred and twenty-nine thousand, three hundred and fifty-four) shares with no par value, of which

2

99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 128,749,503 (one hundred and twenty-eight million, seven hundred and forty-nine thousand, five hundred and three) preferred shares.

In accordance with the Plan’s provisions, as approved by the Board of Directors and Shareholders, the preferred shares arising from this underwriting shall be of the same nature and conditions, and shall enjoy the same rights and advantages as provided by the By-laws to its kind, and shall be entitled to full dividends for the 2008 fiscal year, being thus not entitled to the full dividends for the fiscal year 2007.

Following the Capital Increase approved in this Meeting, the head of the company By-laws' Article 4 shall become effective with the following wording:

" ARTICLE 4 ("caput") The Company’s Equity Capital is of R$ 4,157,421,188.50 (four billion, one hundred and fifty-seven million, four hundred and twenty-one thousand, one hundred and eighty-eight Brazilian reais and fifty cents), entirely paid in and divided into 228,429,354 (two hundred and twenty-eight million, four hundred and twenty-nine thousand, three hundred and fifty-four) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 128,749,503 (one hundred and twenty-eight million, seven hundred and forty-nine thousand, five hundred and thirty-five) preferred shares.”

There being nothing else to discuss, the meeting was ended and these minutes were prepared, which having been read and found to be in accordance, were approved and signed by all those present. São Paulo, March 10, 2008. President – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Fábio Schavartsman, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, and Michel Alain Maurice Favre.

A true copy of the original

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association / São Paulo Chapter No. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 11 , 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.